Exhibit 99.3

AGENDA AND EXPLANATORY NOTES

FOR THE ANNUAL GENERAL MEETING OF
STELLANTIS N.V.

To be virtually held on April 13, 2022

AGENDA

1.	Opening
2.
Annual Report 2021

a.Report of the Board of Directors for the financial year 2021 (discussion)
b.Policy on additions to reserves and on dividends (discussion)
c.Remuneration Report 2021 (advisory voting)
d.Adoption of the Annual Accounts 2021 (voting)
e.Approval of 2021 dividend (voting)
f.Granting of discharge to the directors in respect of the performance of their duties during the financial year 2021 (voting)

3.	Appointment of the independent auditor Proposal to appoint Ernst & Young Accountants LLP as the Company's independent auditor (voting)
4.
Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

5.	Closing

EXPLANATORY NOTES TO THE AGENDA FOR THE AGM 2022

1. Opening

The chairperson of the meeting will open the meeting.

2. Annual Report 2021

A. Report of the Board of Directors for the financial year 2021 (discussion)

The Report on Operations of the Company is contained in the Company’s Annual Report 2021. For further details please refer to the “Report on Operations” section of the Annual Report.

B. Policy on additions to reserves and on dividends (discussion)

The Company's dividend policy as referred to below contemplates an annual ordinary dividend to be distributed by the Company to the holders of common shares.

Common shares
The Company’s dividend policy contemplates an annual ordinary dividend to the holders of common shares targeting a payout ratio of 25%-30% of the Company’s Net Profit for the relevant prior financial year.

The actual level of dividend to be distributed by the Company will be determined by the Board of Directors in its sole discretion and will be subject to earnings, cash balances, commitments, strategic plans and any other factors that the Board of Directors may deem relevant at the time of a dividend distribution, including adjustments for income or costs that are significant in nature but expected to occur infrequently.

Special voting shares
The holders of special voting shares are not entitled to any distributions. However, pursuant to article 29.4 of the Company's articles of association, from any amount of profits not reserved by the Board of Directors, first an amount shall be allocated and added to a separate special voting shares dividend reserve for the benefit of the holders of special voting shares (the "Special Voting Shares Dividend Reserve"). The Company has no intention to propose any distribution from the Special Voting Shares Dividend Reserve.

C. Remuneration Report 2021 (advisory voting)

Pursuant to article 2:135b subsection 2 of the Dutch Civil Code, the Remuneration Report 2021 will be submitted to the General Meeting of Shareholders for its advisory vote. It is proposed to the General Meeting of Shareholders to cast a favorable advisory vote.

The Remuneration Report for 2021 is contained in the Annual Report 2021 and is available on the Company's website. For further details, please refer to the "Remuneration Report" section of the Annual Report 2021.

D. Adoption of the Annual Accounts 2021 (voting)

The Company's Annual Accounts 2021 have been drawn up by the Board of Directors and audited by Ernst & Young Accountants LLP, who have issued an unqualified opinion. It is proposed that the Annual Accounts 2021 be adopted by the General Meeting of Shareholders.

E. Approval of 2021 dividend (voting)

Subject to the adoption of the Company’s Annual Accounts 2021 (including the consolidated and statutory financial statements) by the General Meeting of Shareholders and in accordance with article 29 of the articles of association of the Company, the Board of Directors proposes to approve a dividend payment from the profits shown in the 2021 Annual Accounts on the Company’s common shares of EUR 1.04 per common share. This results in a total cash distribution for the financial year 2021 of approximately EUR 3.3 billion (equivalent to approximately USD 3.7 billion, translated at the exchange rate reported by the European Central Bank on February 22, 2022). The dividend will be paid fully in cash.

Upon approval by the General Meeting of Shareholders, the expected calendar for the common shares listed on the New York Stock Exchange, Mercato Telematico Azionario and Euronext France will be as follows: (i) ex-date April 19, 2022, (ii) record date April 20, 2022, and (iii) payment date April 29, 2022.

The balance between the total amount of the dividend distribution for the financial year 2021 and the full amount of profits shown in the Company’s Annual Accounts 2021 shall be reserved and added to the (relevant) reserves of the Company (in accordance with the Company's articles of association) in order to further strengthen the capital position of the Group.

F. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2021 (voting)

The General Meeting of Shareholders is requested to grant discharge to:

(i)the executive directors in office in 2021 in respect of the performance of their management duties; and
(ii)the non-executive directors in office in 2021 in respect of the performance of their non-executive duties,

as such performance is apparent from the Annual Report 2021 or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the Annual Accounts 2021.

3. Appointment of the independent auditor (voting)

Pursuant to article 27 of the Company's articles of association, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements.

The Audit Committee has reviewed the performance of the independent auditor and the effectiveness of the audit. Based on such review, the Audit Committee has recommended the re-appointment of Ernst & Young Accountants LLP as the Company's independent auditor until the Annual General Meeting of Shareholders of 2023.

The Board of Directors concurs with the Audit Committee’s recommendation and submits to the shareholders the proposal to reappoint Ernst & Young Accountants LLP as the Company's independent auditor until the Annual General Meeting of Shareholders of 2023.

4. Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital (voting)

The Board of Directors believes that it is beneficial for the Company to have the flexibility to acquire common shares, inter alia, to service equity-based incentive plans of the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would increase earnings per share and be in the best interests of the Company and its stakeholders.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 9 of the Company's articles of the association and without prejudice to the provisions of section 2:98 of the Dutch Civil Code, delegates the authority to acquire common shares in the Company's capital to the Board of Directors, either through purchase on a stock exchange, a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares as per the date of the 2022 Annual General Meeting of Shareholders (April 13, 2022) at a purchase price per share no lower than the nominal value of the shares and no higher than an amount equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico Azionario and/or Euronext Paris (as the case may be); such market price being calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Mercato Telematico Azionario and/or Euronext Paris (as the case may be); the authority pursuant to this item shall be for a period of 18 months from the date of the 2022 Annual General Meeting of Shareholders (April 13, 2022) and therefore up to and including October 12, 2023.

This authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require a repurchase of the Company’s common shares, and can be used for any and all purposes.

The adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to repurchase common shares in the Company's capital, which was granted by the General Meeting of Shareholders for a period of eighteen months from April 15, 2021. The repurchase of common shares under this agenda item includes depositary receipts thereof.

5. Closing

The chairperson of the meeting will close the meeting.